

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Ayman Ashour
Chief Executive Officer
Identive Group, Inc.
1900-B Carnegie Avenue
Santa Ana, California 92705

      Re: Identive Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 8, 2010
              File No. 000-29440

Dear Mr. Ashour:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief